



BA Markets 1 LLC

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Bitcoin at Best Price

BitcoinAlley.com

WWW.BITCOINALLEY.COM

Simple to use software for purchasing Bitcoin, Ethereum and other cryptocurencies at best prices in the USA.

- Currently Operating Business
- Low Exchange Fee
- No ACH Deposit or Withdrawal Fees
- No Cryptocurrency Deposit or Withdrawal Fees
- At or Below Market Exchange Rates
- VIP Account Levels
- US Dollars Balances are FDIC-Insured
- Same Day ACH Option

BitcoinAlley is a fully operational business where clients can purchase cryptocurrencies with their bank account or a debit/credit card at fair exchange rates with low fees. Although a newcomer to the market, BitcoinAlley has solved the US legal and compliance puzzle for offering a US Dollar gateway into digital assets such as Bitcoin, Ethereum etc. With your investment we are ready to become one of the top US based and regulated cryptocurrency exchanges and take you with us on this journey.

The Problem

There is a good reason why there are only a handful of USD / Bitcoin gateways based in the USA. Our team has spent several years finding elegant solution to those problems.

01 **High Prices**

There is not one Bitcoin exchange that can consistently deliver the Best price for Bitcoin

02 **Difficulty**

Buying Bitcoin for the 1st time is difficult because Bitcoin exchanges are designed for traders and not for novice digital coin buyers

03 **Legal Restrictions**

A major hurdle for Bitcoin exchanges is the lack of legal clarity in the USA. Legal compliance is long and very expensive process

04 **High Fees**

There are high transaction fees at most Bitcoin Exchanges. Many hide their exchange rates, which can lead to overcharging.

The fact is that in the USA there are impossibly high legal barriers of entry specific to the cryptocurrency industry. Most companies do not want to spend the money and take the easy way out by licensing their business in Estonia, Malta and other less regulated jurisdictions. But if we keep in mind that this is your hard-earned money we are talking about, how confident are you that an exchange outside of the US keeps your funds safe? How many stories have you heard about international exchanges failing and owners running off with clients funds, never to be found?













BA Markets 1 LLC

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The Solution

With BitcoinAlley you and your assets are safe. We operate under the most stringent financial compliance laws in the world and we follow all good practices and regulations. The service providers to BitcoinAlley are also based in the USA and regulated under its laws. Best of all, we are live and we are already exchanging funds for our clients.

Lower Fees

Low transactional fees to buy Bitcoin regardless of quantity. Possibility of larger OTC trades.

Easy to Use

Simple to use Bitcoin Exchange without complicated trading components designed for 1st time users.

Lower Price

Offering best price for Bitcoin using our proprietary arbitrage trading platform developed by MIT graduates.

Legal Compliance

Our elegant legal solution developed over the years, allows doing business in all 50 states.

Notice that most Bitcoin exchanges are based outside of the USA. While they enjoy simpler regulation requirements, their jurisdiction choice affects the trust of US clientele in the safety of their funds.

BitcoinAlley Web Site

Fully custom-built front end by professional UX/UI behavioral designers. This assures that our clients will spend time on the web site and pay attention to the specific spots subconsciously. Our client statistics support that claim.

Currently Live. Accepting Clients in the USA

Buy & Sell
Cryptocurrencies

Graphic Design

BitcoinAlley has tailor-made front end. Everything, including the images, has been created from scratch. All of this is custom coding without the use of templates. This allows for complete control and freedom of components positioning

Ease of Use

BitcoinAlley has pleasant and intuitive interface. The colors, the spacing and all of the components have been designed to make it easy for a client to figure out the exchange rates and register.

Search Engine Optimization

BitcoinAlley has its dedicated SEO professional team building out the links, landing pages, and optimizing the code so that we can rank higher in organic search.

BitcoinAlley Web Site

API-first client back office for easy to navigate and comfortable to use interface. We don't stop building and improving.

Ready to Launch

How to buy Bitcoin in the USA

User Friendly

Our goal was to keep everything on the same screen and at the same time have a clutter-free, and easy to understand interface. We have accomplished that goal and we continuing to add features and improve every day.

Secure

BitcoinAlley back office is built as a single app in C Sharp. This ensures that all parts of the client's private information are encoded and inaccessible. We utilize proprietary wallet private key management which is distributed and impossible to hack.

Customer Support

Customer support is one click away. We utilize the most popular customer support software suite, which makes it easy to manage the requests making sure we are not missing any inquiries and we are prompt to respond.

BA Markets 1 LLC

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Market Validation

Bitcoin is 10 years old. However, only a limited amount of people own any bitcoin, cryptocurrency and blockchain markets are growing rapidly.



Coinbase.com
Coinbase manages 30 million users. It has made $520 million in Revenue 2018. Its current valuation is over $8 billion.

Customer Base
In the USA alone there are 240 million potential buyers of Bitcoin. Customers will gravitate to best prices and easy-to-use solutions.

Market Share
BitcoinAlley needs to tap only a small percentage of the market share. 3% would yield $30mm in profit, 1% would yield $10mm profit.

Market Players
Top 10 Cryptocurrency Exchanges earn $3 Million in revenue per day - $1 Billion in Revenue 2018.

Business Model

The business model for BitcoinAlley is very straightforward. The profits are a function of user aquisition. The more advertising dollars we spend, the higher profits we get.

Opportunistic View

3% Market Share = $2.7 Million in gross value of coins exchanged per day, generating $83,500 of revenue daily which equates to $30 Million 1st Year Revenue.



Pessimistic View

1% Market Share = $926,000 in gross value of coins exchanged per day, generating $27,800 in revenue daily which equates to $10 Million 1st Year Revenue.



Competition

There is very limited US-based competition for BitcoinAlley. On the chart below you can see how they stack us against us in simplicity of use and fee structure.





BA Markets 1 LLC

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Competitive Advantage

BitcoinAlley is uniquely positioned on the US market. Our business model allows us to do business in all 50 US states in full compliance with Federal and State laws.



Custody

While most US-based exchanges struggle with high cost cryptocurrency custody providers, we have the solution that is legal, free, and safe.

Best Pricing

Currently BitcoinAlley is able to operate in 41 US states. With your investment we will be able to operate within all 50 states in short period of time.

Low Fees

Our fees are below industry average. With most earnings coming from the arbitrage business we can charge our clientele as much or as little as we choose.

SEO Rankings

We have a dedicated SEO professional continuously developing and optimizing BitcoinAlley. We are just starting our business and yet we have high search engine rankings.

Room to Grow

BitcoinAlley has existing license in the EU through the Estonia regulator. With successful US operations we plan to become the most trusted and reliable exchange in Europe.

Easy Interface

Our user interface was developed in-house. We believe it is the easiest to use and most informative layout among other software solutions on the market.

Legal

Our legal structure has been developed throughout years of development. Yes, we will be able to conduct business in all 50 States.

Use of Funds



Investment will add functionality to BitcoinAlley, which will help the business to expand it's operations, improve user experience, and reach enough clients to execute it's business plan.

 Establishing a buffer bank account for BitcoinAlley will allow for VIP clients to enjoy same-day funds availability.

 Currently BitcoinAlley is able to operate in 41 US states. With certain legal restructuring we will able to operate within all 50 states withinin short period of time.

 Add new KYC provider to automate and speed up the approval process, improve client retention, and increase security.

 With improved scope of operation and user experience we will increase client acquisition with powerful marketing campaigns.

 The rest of the funds will go into the marketing campaigns. This expand BitcoinAlleys reach and allow for quicker execution of the business plan.

BitcoinAlley Team



The work on BitcoinAlley does not stop. Below are the key officers responsible for building out the platform and managing all the legal and compliance issues.

CEO
Steven Hekaros

A chemical engineer who brought his experience with petroleum cracking (the complex process of taking crude oil and breaking it down by pressure and heat into various usable states of hydro carbons) and applied it to restructure various complex financial hedging strategies.

Steven has restructured the way people will buy and sell Bitcoin with the best Bitcoin prices, lowest transactional fees in the simplest way possible.

CTO
Peter Mikhailenok

Certified Bitcoin Professional with past experience in the banking industry and high net worth wealth management as well as management in medical devices industry.

Currently Peter manages several teams of engineers, designers, computer programmers, and financial product architects in creation of various cryptocurrency trading platforms and tokenization of trophy real estate assets in the USA.

CFO
Robert Carlin

Robert was responsible for the oversight of regulatory and sales practice matters in over 32 offices employing approximately 1,000 registered representatives and 100 support personnel.

Operations manager for a world wide clearing firm where his responsibilities included securities settlement and client delivery.